Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

March 12, 2014

VIA EDGAR, EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel, and Jennifer R. Porter, Esq., Acting Branch Chief, Disclosure Review Office

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and amended on April 12, 2013, August 2, 2013, November 6, 2013, December 12, 2013, December 23, 2013, and February 24, 2014, respectively. We are delivering clean and marked courtesy copies of the Amendment to Larry Greene and Jennifer R. Porter of the Commission (the “Staff”).

Set forth below are the Fund’s responses to comments given by telephone (the “Comments”) on March 6, 2014 and March 10, 2014 by the Staff. For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copies of the Registration Statement. Defined terms used herein but not defined will have the meanings used in the Registration Statement.

1.	Comment: With your next amendment of the Registration Statement, please file an updated consent from your independent registered accountant.

Response: We have filed our independent registered accountant’s consent with the Amendment as requested, as well as updated audited financial statements dated as of December 31, 2013.

2.	Comment: Please update the Example in the Summary of Fund Expenses section of the Prospectus to assume that the Expense Limitation Agreement will not be renewed after its initial term expires on July 30, 2015.

Response: We have revised the Registration Statement on page 34 of the Prospectus in accordance with the Staff’s comment. Please note also that we have revised the Summary of Fund Expenses table to reflect an updated good faith estimate that average assets under management in the current fiscal year will be $100 million.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

March 12, 2014

3.	Comment: Please revise the disclosure regarding Mr. Brogger in the Conflicts of Interest section to achieve a plain English approach, principally by breaking the last sentence into separate sentences for clarity.

Response: We have revised the Registration Statement on page 83 of the Prospectus in accordance with the Staff’s comment.

4.	Comment: Response Number 2 of the correspondence with the Staff dated February 24, 2014 (the “Amendment 6 Correspondence”) states that “the Fund’s Investment Adviser […] will augment [its policies to assure] that no preferential information will be received from Mr. Brogger or the SharesPost Trading Platform (including its successor).” Please provide the Staff with a copy of such augmented procedures.

Response: Please see attached as Exhibit A the requested policies of the Investment Adviser. Please note that on March 5, 2014, the NASDAQ Private Market, a successor to the SharesPost Trading Platform, was officially launched. Accordingly, we have revised the Registration Statement throughout to reflect the launch of the NASDAQ Private Market.

5.	Comment: Please add to the Prospectus the information regarding Mr. Weber’s options in SharesPost, Inc. stated in Response Number 3 of the Amendment 6 Correspondence.

Response: We have added the requested disclosure to the Registration Statement on pages 59 and 83 of the Prospectus.

6.	Comment: To augment your response to Comment Number 6 of the Amendment 6 Correspondence, please add an affirmative statement to the Prospectus to the effect that the SharesPost 100 includes companies that are not traded on the SharesPost Trading Platform or its successor platform.

Response: We have revised the Registration Statement on pages ii, 6, and 36 of the Prospectus in accordance with the Staff’s comment.

7.	Comment: Please confirm that in the revised key man disclosure made in the most recent filing of the Registration Statement that the sentence “The Fund intends to hire additional investment professionals” was intended to refer to the Investment Adviser, and revise the Prospectus accordingly.

Response: We confirm that the sentence highlighted by the Staff was intended to refer to the Investment Adviser and we have revised the Registration Statement on pages 46 and 59 of the Prospectus accordingly.

8.	Comment: In the new “Directory of Entities”, please disclose Mr. Brogger’s minority interest in SharesPost, Inc.

Response: We have revised the Registration Statement on pages 17 and 64 of the Prospectus in accordance with the Staff’s comment.

March 12, 2014

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf .

Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)

Exhibit A

SP Investments Management, LLC

Code of Ethics

3.	Insider Information

The Advisers Act requires SPIM to establish, maintain and enforce written policies and procedures designed to prevent the misuse of material, nonpublic information by its officers and employees. Among these policies and procedures are ones that restrict access to files likely to contain nonpublic information, that make employees aware of new and existing insider trading restrictions, that require restricting or monitoring trading in securities about which Access Persons might possess nonpublic information, and that require monitoring and reviewing trading for SPIM and Access Persons.

3.1.	Insider Transactions

SPIM considers information material if there is a substantial likelihood that a reasonable investor would consider it important in deciding how to invest or transact. Information is considered nonpublic when it has not been disseminated in a manner making it available to investors generally (such as through widely disseminated media reports, SEC filings, public reports, prospectuses or similar publications or sources). Information becomes public once it is publicly disseminated; limited disclosure does not make the information public (i.e., disclosure by an insider to a select group of persons).

SPIM generally defines insider trading as the buying or selling of a security, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of material, nonpublic information. Insider trading is a violation of federal securities laws, punishable by a prison term and significant monetary fines for the individual and investment adviser.

▪	Tipping of material, nonpublic information is PROHIBITED. An Access Person may not tip a trade, either personally or on behalf of others, while in possession of such information.

▪	Front running involves trading ahead of a SPIM client order in the same security on the basis of nonpublic information regarding impending market transactions. Front running is PROHIBITED.

▪	Scalping is PROHIBITED. Scalping occurs when an Access Person purchases shares of a security for his/her own account prior to recommending/buying that security for SPIM clients and then immediately selling the shares at profit upon the rise in the market price following the recommendation/purchase.

3.2.	Use of Nonpublic Information Regarding a Client

No Access Person shall:

▪	Disclose to any other person, except to the extent permitted by law or necessary to carry out his or her duties as an Access Person and as part of those duties, any nonpublic information regarding any SPIM client portfolio, including any security holdings or transactions of a SPIM client, any security recommendation made to a SPIM client, and any security transaction by or under consideration by or for a SPIM client, including information about actual or contemplated investment decisions.

▪	Use any nonpublic information in any way that might be contrary to, or in competition with, the interest of such SPIM client.

▪	Use any nonpublic information regarding any SPIM client in any way for personal gain.

SPIM may, in certain limited circumstances, disclose certain of the information discussed above to third parties, but such disclosure will only be made if permissible under applicable law and pursuant to confidentiality agreements with such third parties.

3.3.	Information Barrier

Neither SPIM nor any Access Person shall be permitted to receive from Gregory Brogger, SharesPost Financial Corporation or The NASDAQ Private Market, LLC any material, nonpublic information that is preferential in any way to that information received by any comparable client of SharesPost Financial Corporation or The NASDAQ Private Market, LLC (“preferential information”). In order to assure that no preferential information about securities which would be eligible for purchase or sale on behalf of SPIM clients (“eligible securities”) is made available, the following procedures will be followed:

1.	Neither SPIM nor any Access Person shall discuss orally any individual eligible securities with Mr. Brogger.

2.	Any written information concerning eligible securities held by Mr. Brogger shall be maintained in a secured filing cabinet or workspace located in a location separate from the premises of SPIM.

3.	Mr. Brogger does not, and shall not, serve as an employee, officer or manager of SPIM.